Exhibit 3.1(b)

AMENDMENT TO RESTATED

ARTICLES OF INCORPORATION

OF

TRIDENT ROWAN GROUP, INC.

Trident Rowan Group, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

1.	The name of the Corporation is Trident Rowan Group, Inc.

2.	The Amended and Restated Articles of Incorporation of the Corporation are hereby amended by eliminating Article 5 thereof and by inserting in lieu thereof the following new Article 5:

“5.	The number of directors of the Corporation shall be such as shall be fixed from time to time by, or in the manner provided in the By-laws.”

3.	The foregoing amendment to the Amended and Restated Articles of Incorporation has been duly adopted at a meeting of the Board of Directors. Notice setting forth the foregoing amendment and stating that an annual meeting of shareholders would be held to, among other reasons, take action thereupon was given as required by law to all shareholders of the Corporation entitled to vote thereon. The foregoing amendment was approved by the affirmative vote of at least two-thirds of all outstanding shares of each class entitled to vote thereon at such annual meeting.

The undersigned verifies, under penalties of perjury, that he is the duly elected and serving President of the Corporation, that the foregoing amendments are true and correct in all material respects, and that they are the actions taken of the Corporation.

Dated: January 7, 2000

/s/ Mark S. Hauser

Mark S. Hauser

President

WITNESS:

[illegible]

ARTICLES OF AMENDMENT

Comtech Group, Inc., a Maryland Corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland:

FIRST: The Board of Directors of the Corporation at a meeting held on December 16, 2004 at which a quorum was present adopted a resolution authorizing the Corporation to effect a reverse split of its common stock and to file these Articles of Amendment.

SECOND: Upon the filing of these Articles of Amendment, paragraph 4.1 of the Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

4.	The total number of shares of all classes of common stock which the Corporation shall have authority to issue is 200,000,000 shares of Common Stock, par value $.01 per share. Effective at the open of business on January 14, 2005 (the “Effective Date”), every two (2) shares of the Corporation’s issued and outstanding common stock shall be combined into one (1) fully paid and nonassessable share of common stock of the Corporation (the “Reverse Split Ratio”). No fractional shares of common stock shall be issued in connection with the reverse split. A holder of common stock, who immediately prior to the Effective Date owns a number of shares of Common Stock of the Corporation which is not evenly divisible by the Reverse Split Ratio shall be issued cash in lieu of the fractional interest. Prior to the reverse the split, the Corporation had 50,722,050 shares outstanding. After the reverse split, the Corporation will have approximately 25,361,025 shares outstanding.

THIRD: We, the undersigned President and Secretary of the Corporation swear under penalties of perjury that the foregoing is a corporate act.

/s/ Jeffrey Kang

Jeffrey Kang, President

/s/ Hope Ni

Hope Ni, Secretary